EATON & VAN WINKLE LLP
                                  3 Park Avenue
                            New York, New York 10016


Thaddeus Wojcik                                      Direct Dial: (212) 561-3622
Counsel                                                   Email: twojcik@evw.com

                                 October 1, 2008


Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C.  20549

    Re:   Orient Paper, Inc.
          Commission's Comment Letter, dated July 18, 2008
          to Form 10-K for the Year Ended December 31, 2007 Filed March 31, 2008 File No. 000-52639

Dear Mr. Vaughn:

      On behalf of Orient Paper, Inc. (the "Company"), we are writing in response to the above referenced Comment Letter from the Commission's Division of Corporation Finance (Kevin W. Vaughn, Accounting Branch Chief) to the Company concerning the Annual Report on Form 10-K filed on March 31, 2008 (the "10-K"). Please note, that the Company, on April 15, 2008, filed an amendment to the 10-K (the "10-K/A No. 1"); however, the 10-K/A No. 1 did not include any amendment relevant to the above referenced Comment Letter, and the Company is accordingly filing herewith its response to such Comment Letter in anticipation of filing a second amendment to the 10-K (the "10-K/A No. 2") which addresses the Staff's comments in such Comment Letter. For ease of reference, each of the comments of the staff is set forth below, followed by the related response, which case of Comment Nos. 1-3, is included in the response provided following Comment No. 1.

1. We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

            While the Company did conduct an evaluation and assessment of internal control over financial reporting, it proposes amending the relevant disclosure in 10-K/A No. 2 to more clearly and fully disclose the same, substantially as follows:

                  The Company is filing this Form 10-K/A to amend, in its entirety, "Item 9A. Controls and Procedures" in its Annual Report on Form 10-K, filed on March 31, 2008, as amended by its Annual Report on Form 10-K/A, filed on April 15, 2008, as follows:

                  Item 9A. Controls and Procedures.

                  The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on policies and procedures that are intended to:

                  1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

                  2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and

                  3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the Company's financial statements.

                  In addition, the policies and procedures implemented by management (including physical safeguards) should be well defined and documented such that the proper classification, summarization, and financial reporting of relevant and material transactions involving company resources can be achieved.

                  Due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                  On October 29, 2007, the Company acquired Dongfang Holding, then a privately held company, and Hebei Paper, its operating subsidiary in China and also a privately held company. Following such acquisition, the Company's management began its evaluation and assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting.

                  Based upon the Company's assessment of its internal controls over financial reporting as of December 31, 2007, management concluded that such controls were not effective as they were not designed to facilitate the external financial reporting required of a publicly held company under the Sarbanes-Oxley Act of 2002. Moreover, because Hebei Paper's accounting records were historically maintained using accounting principles generally accepted in the People's Republic of China, its personnel may not be fully familiar with accounting principles generally accepted in the United States of America.

                  In addition, the Company is required to further amend this
                  Item 9A. Controls and Procedures by disclosing that, due to the requirement to amend its Annual Report on Form 10-K/A with respect to the ineffectiveness of internal control over financial reporting, the Company's disclosure controls and procedures are likewise not effective as of December 31, 2007.

                  Accordingly, to ensure the reliability of the Company's future financial reports, the Company's management has recommended changes be adopted in respect of each deficiency uncovered and intends to implement such changes as soon as practicable. The Company's management has determined to continue to evaluate and assess the financial reporting system inherited from Hebei Paper into a fully-integrated financial and operating control system for the Company and its operations during the fiscal year ending December 31, 2008, and the Company's internal control procedures to the extent affected thereby, and, as necessary, to hire the requisite professional support to facilitate the timely preparation of complete and accurate financial reports in accordance with generally accepted accounting principles.

                  Among other things, the Company anticipates upgrading financial controls and procedures in operating subsidiaries and to evaluate and enhance, where necessary, financial reporting personnel, in order to ensure that information that is required to be disclosed in periodic filings under the Exchange Act is accumulated and communicated to management; in order to allow timely decisions regarding required disclosure; and in order to ensure that all transactions are recorded, accumulated and processed to permit the preparation of financial statements in accordance with generally accepted accounting principles to allow compliance with reporting obligations under the Exchange Act. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

2. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

            See above response to Comment No. 1.

3. In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

            See above response to Comment No. 1.

4. Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601 (b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of
      Item 601(b)(31) of Regulation SK.

            The Company proposes to revise such certifications such that the introductory language t paragraph 4 reads: "The registrant's [currently this read's `the small business issuer's] other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:"

            And, the Company proposes to revise such certifications such that new paragraph 4(b) reads: "(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;"

      As requested in the Comment Letter, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Very truly yours,

                                              /s/ Thaddeus Wojcik

                                              Thaddeus Wojcik